Exhibit 99.5

The merger is subject to disclosure requirements of Greece, which are different from those of the United States.  Financial statements and financial information included in the documents provided to shareholders, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Greece, and some or all of its officers and directors may be residents of a non-U.S. country.  You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

REPORT
(according to article 69 par. 4 of Codified Law 2190/1920)

Of the Board of Directors of
"ALPHA BANK SOCIETE ANONYME" (d.t. "ALPHA BANK AE")
to
the Extraordinary (General and Special) Meeting
of its (Common and Preference) Shareholders
(including any Meeting Reconvened due to Adjournment or Interruption)

regarding
the Draft Merger Agreement dated 20th September 2011 of "ALPHA BANK
SOCIETE ANONYME"
by absorption of
"EFG EUROBANK ERGASIAS SOCIETE ANONYME"

Dear Shareholders,

We submit hereby the Report of the Board of Directors of ALPHA BANK (as defined below) in accordance with article 69 par. 4 of Codified Law 2190/1920, which justifies and explains from a legal and economic perspective:

(A)

The Draft Merger Agreement dated 20th September 2011 (the "DMA") between "ALPHA BANK A.E." ("ALPHA BANK" or, alternatively, the "Absorbing S.A.") and "EFG EUROBANK ERGASIAS S.A." ("EUROBANK" or, alternatively, the "Absorbed S.A." and, jointly with ALPHA BANK, the "Merging SAs"), by absorption of EUROBANK by ALPHA BANK, and, more specifically,

(B)	the exchange ratio of the shares held by Shareholders of the Merged SAs.

More specifically:

I.	Legal Aspects of the Merger by Absorption (in question)

(1)

"ALPHA BANK A.E." is merged by way of absorption of "EFG EUROBANK ERGASIAS S.A." (the "Transformation" or the "Merger") in accordance with the provisions of articles 68 par. 2, 69-70 and 72-77 of Codified Law 2190/1920 in conjunction with article 16 par. 1-2, 5-14 and 18 of Law 2515/1997, as all in force from time to time, the terms, formalities and conditions of which apply to the Transformation, on the basis of the merger balance sheets of December 31, 2010 of ALPHA BANK and EUROBANK (the "Merger Balance Sheets"), in order, on the one hand, for said Transformation and the participating credit institutions to take advantage of the tax exemptions and benefits of article 16 par. 7-14 of Law 2515/1997 and, on the other hand to avoid the bureaucratic procedures and relevant delays that the submission to any procedure other than that of article 16 par. 5 of Law 2515/1997) would entail.

(2)

The merger of ALPHA BANK with EUROBANK will be effected by consolidating the assets and liabilities of the Merging SAs, as those appear in the Merger Balance Sheets (according to paragraph 1 hereof) of each of the Merging SAs and as they have been occurred or evolved thereafter. Upon the lawful completion of the Merger process, the Absorbed S.A. is dissolved, without being liquidated, and its shares are cancelled, while the total of its property (assets and liabilities) are transferred to the Absorbing S.A., which thereafter succeeds the Absorbed S.A. in all its rights and obligations (including the administrative licenses issued in favour of the latter), this transfer being deemed a universal succession according to article 75 of Codified Law 2190/1920.

(3)

According to article 16 par. 5 of Law 2515/1997 in conjunction with the provisions of Codified Law 2190/1920 on mergers, the share capital of the credit institution which will result from the Merger (hereafter "New Share Capital"), will be as follows:

	3.1.	Paid-in share capital of the Absorbing S.A.:

		(a)	as at 31/12/2010

It amounted as at the date of the Merger Balance Sheets to 3,451,067,345.60 Euros, divided in a total of 734,269,648 registered shares each of a nominal value of 4.70 Euros, out of which:

		(i)	534,269,648 were common, voting, paperless shares, and

		(ii)	200,000,000 were preference, non-voting and redeemable, in paper form, shares, issued in accordance with article 1 of Law 3723/2008.

		(b)	Change of the Share Capital subsequent to the Merger Balance Sheets

It was decreased by the amount of 2,350,786,451.20 Euros by virtue of the resolution of the Second Repeat General Meeting of the Absorbing S.A.'s Shareholders of 15 July 2011, by a decrease of the nominal value of the common, voting shares from 4.70 Euros to 0.30 Euro each, for the creation of a special reserve of an equal amount, in accordance with article 4 par. 4a of Codified Law 2190/1920 (approving decision of the Ministry for Development, Competitiveness and Shipping No K2- 7149/9.8.2011).

		(c)	As of the Merger

It results from the above (under a and b) that the paid-in share capital of the Absorbing S.A. amounts to 1,100,280,894.40 Euros, divided in a total of 734,269,648 registered shares, of which:

		(i)	534,269,648 are common, voting, paperless shares of a nominal value of 0.30 Euro each and

		(ii)	200,000,000 are preference, non-voting and redeemable, in paper form, shares of a nominal value of 4.70 Euros each, issued in accordance with article 1 of Law 3723/2008.

3.2.	Paid-in share capital of the Absorbing S.A.

	(a)	as at 31.12.2010

It amounted as at the date of the Merger Balance Sheets to 2,431,261,126.25 Euros, divided in a total of 884,094,955 registered shares each of a nominal value of 2.75 Euros, out of which:

	(i)	538,594,955 were common, voting, paperless shares, and,

	(ii)	345,500,000 were preference, non-voting and redeemable, in paper form, shares, issued in accordance with article 1 of Law 3723/2008.

	(b)	Change of the Share Capital subsequent to the Merger Balance Sheets

		I.	Increase by the amount of 72,648,953.62 Euros

It was increased by the amount of 72,648,953.62 Euros by virtue of the Resolution of the 1st Repeat General Meeting of the Absorbed S.A., due to its merger by absorption of "DIAS Portfolio Investment Société Anonyme) (including an amount from the account of "balance from above par share issuance" capitalised for rounding purposes) and the issuance of 14,353,472 new common, registered, voting, paperless shares and the concurrent change of the nominal value of all the common shares from 2.75 Euros to 2.81 Euros each (approving decision of the Ministry of Finance, Competitiveness and Shipping No K2-4850/30-5-2011).

		II.	Decrease by the amount of 326,239,571.93 Euros

It was decreased by the amount of 326,239,571.93 Euros, by virtue of the Resolution of the 1st Repeat General Meeting of the Absorbed S.A., by the decrease of the nominal value of the common, registered, voting shares from 2.81 Euros to 2.22 Euros each, for the set off of transformation losses from mergers of previous years of an amount of 79,032,346.63 Euros and losses carried forward of an amount of 247,207,225.30 Euros (approving decision of the Ministry of Finance, Competitiveness and Shipping No K2-8060/20.09.2011).

	(c)	As of the Merger

It results from the above (under a and b) that the paid-in share capital of the Absorbed S.A. amounts to 2,177,670,507.94 Euros, divided in a total of 898,448.427 registered shares, of which:

	(i)	552,948,427 are common, voting, paperless shares of a nominal value of 2.22 Euros each and

	(ii)	345,500,000 are preference, non-voting and redeemable, in paper form, shares of a nominal value of 2.75 Euros each, issued in accordance with article 1 of Law 3723/2008.

	3.3	New Share Capital

The New Share Capital will be as follows:

(a) The above, under 3.1.(c) and 3.2.(c), amounts of share capital of the Merging SAs, when added equal 3,277,951,402.34 Euros (1,100,280,894.40 plus 2,177,670,507.94 = 3,277,951,402.34).

(b)

From the above (under a) aggregate an amount shall be deducted equal to the total nominal value of the common shares issued by the Absorbed S.A. and held by the Absorbing S.A., which, in accordance with article 75 par. 4 section (a) of Codified Law 2190/1920, are not exchanged for common shares to be issued by the Absorbing S.A. further to an increase of its share capital due to the merger by absorption of the Absorbed S.A. More specifically, an amount of 3,951,600.00 Euros shall be deducted, i.e. the product of the non-exchanged (according to the above) common shares times (X) the nominal value of each one of them (1,780,000 X 2.22 Euros = 3,951,600.00 Euros).

It is noted that 2,686,500 common, registered, voting, paperless shares issued by the Absorbing S.A. and owned by the Absorbed S.A. will be transferred, due to the Merger, by the Absorbed S.A. to the Absorbing S.A. in accordance with article 16 par. 4 section (b) of Codified Law 2190/1920.

(c)

Furthermore, for rounding purposes in relation to the nominal value of the Absorbing S.A.'s common voting shares, an amount of 8,067,270.66 Euros from the account "balance from above par share issuance" shall be capitalised, and, taking into consideration the total (net) increase of the Absorbing S.A.'s share capital under sub-paragraphs 3.2(c) and 3.3(b), the nominal value of the latter's common shares shall be modified from 0.30 Euro to 1.50 Euros.

(d)

Finally, the Absorbing S.A. shall issue 345,500,000 preference, non-voting, shares in paper form, of a nominal value of 2.75 Euros each (hereafter the "New Preference Shares"), which will be delivered to the Greek State in exchange/replacement of an equal number of preference, non-voting shares held by the latter and issued by the Absorbed S.A. in accordance with article 1 of Law 3723/2008.

Following the above the New Share Capital of the Absorbing S.A. will amount to 3,282,067,073.00 Euros (i.e. 3,277,951,402.34 minus 3,951,600.00 plus 8,067,270.66 = 3,282,067,073.00), divided in 1,473,461,382 registered shares, of which a) 927,961,382 common, registered, voting, paperless shares, of a nominal value of 1.50 Euros each b) 545,500,000 preference, non-voting, redeemable shares in paper form, issued in accordance with article 1 of Law 3723/2008, of which (preference shares) (i) 200,000,000, shall have a nominal value of 4.70 Euros each and (ii) 345,500,000, shall have a nominal value of 2.75 Euros each.

(4)

The new common shares of the Absorbing S.A. will be credited to the accounts of dematerialised securities of the Shareholders of the Absorbed S.A., within the deadline provided by law, on the basis of the relevant allocation record and in accordance with the formalities set by the competent bodies. The beneficiaries will be informed as provided by law.

Accordingly, the preference shares issued by the Absorbed S.A. and held by the Greek State in accordance with article 1 of Law 3723/2008 will be replaced within a reasonable time upon delivery by the Greek State to and cancellation by the Absorbing S.A.

(5)

The Greek State participates in the share capital of the Absorbed S.A. with 345,500,000 preference, registered, non-voting, redeemable shares in paper form, each of a nominal value of 2.75 Euros, issued in accordance with Law 3723/2008, and under such capacity, it enjoys the privileges and other rights described in detail in article 5 of the Absorbed S.A.'s Articles of Incorporation. The Absorbing S.A. undertakes hereby, to preserve, incorporate (where necessary) in its Articles of Incorporation and in general respect the relevant rights in addition to articles 5 and 7.

In addition to Shareholders, i.e. holders of common, voting shares and preference non-voting shares, there are now and in the future there may arise (additional) holders of convertible bonds following the issuance, by virtue of a decision of the General Meeting of the Absorbed S.A. dated 30.06.2009, of a bond loan of a maturity of 91 years and a total nominal amount up to 500 million Euros, 400,100,000 Euros of which have been issued and distributed today, redeemable and convertible to common shares of the Absorbed S.A., upon the lapse of five years from its issuance, which was subscribed by subsidiaries of the Absorbed S.A., in order for them to issue and distribute in the market hybrid securities of an equal amount, exchangeable with shares of the Absorbed S.A. Out of such, hybrid securities of a nominal amount of 50,000,000 Euros are held today by the Absorbed S.A. By virtue of the resolution of the General Meeting of the Absorbed S.A. dated 11.7.2011, the terms of the General Meeting resolution dated 30.6.2009 were amended, the total amount of the convertible bond loan was increased by 100 million Euros, under the condition that the number of the common shares which will occur from any conversion of the bonds issued after 11.7.2011 will not exceed the 10% of the total number of the Absorbed S.A.'s common shares as at the time the loan was issued and the Board of Directors of the Absorbed S.A. was authorised to determine the more specific terms of the convertible bonds. The Greek State in its capacity as preference Shareholder, has not approved until today the abovementioned resolution of the General Meeting of the Absorbed S.A. dated 11.7.2011. The Absorbing S.A. succeeds the Absorbed S.A. in its rights and obligations under said loan in accordance with article 75 of Codified Law 2190/1920.

There are no Shareholders or holders of other securities having special rights in the Absorbed S.A., other than the holders of the abovementioned share securities and bond loan.

Furthermore:

(A)

It is reminded that the 2nd Repeat General Meeting of the Shareholders of the Absorbing S.A. of July 15, 2011 approved the issuance and the offer, foregoing the pre-emption rights of existing Shareholders, further to the approval of the preference Shareholders which is currently outstanding, of a convertible bond loan of an amount up to 345,106,734.56 Euros, as such amount and other terms thereof may be modified by virtue of a resolution of the upcoming General Meeting of the Shareholders of the Absorbing S.A., which shall (also) decide on the approval of the Merger.

(B)

It is also noted, that the increase of the Absorbing S.A.'s share capital in cash, approved by the resolution of the 2nd Repeat General Meeting of its Shareholders dated July 15, 2011, with pre-emption rights of existing Shareholders, up to the amount of 2,511,067,345.60 Euros, will be suspended as regards the increase until the completion of the Merger process, and as regards the subsequent amendment of article 5 of the Articles of Incorporation it will be postponed to a date decided by the upcoming General Meeting of the Absorbing S.A.

(6)

There are no special advantages under the present Merger, or the Articles of Incorporation of the Merging SAs or otherwise, in favour of members of the Board of Directors and the statutory auditors of the Merging SAs, with the exception of stock options for the acquisition of shares of the Absorbed S.A., which, among others, have been granted to members of the Board of Directors and part of the personnel of the Absorbed S.A. and its affiliates, by virtue of a programme approved by resolutions of the General Meeting of the Absorbed S.A. dated 17.04.2006 and 21.11.2007. The stock option rights as at today are as follows:

-

up to 15,021 shares may be acquired, in whole or in part, at once or in installments, at the option of the beneficiary, once every calendar trimester of each of the years 2011, 2012 and 2013, at a purchase price of 9.80 Euros per share,

	-	up to 421,180 shares may be acquired, in whole or in part, at once or in installments, at the option of the beneficiary within December of 2011, at a purchase price of 12.00 Euros per share,

-

up to 1,336,529 shares may be acquired, in whole or in part, at once or in installments, at the option of the beneficiary within December of each of the years 2011 and 2012 at a purchase price of 12.00 Euros per share,

-

up to 1,313,845 shares may be acquired, in whole or in part, at once or in installments, at the option of the beneficiary within December of each of the years 2011, 2012 and 2013 at a purchase price of 13.62 Euros per share and

-

up to 2,053,527 shares may be acquired, in whole or in part, at once or in installments, at the option of the beneficiary, once every calendar trimester of each of the years 2011, 2012, 2013 and 2014, at a purchase price of 9.90 Euros per share.

The number of the shares to be acquired according to the above and the purchase price are subject to adjustment from time to time by a mathematical formula, following a decision of the Board of Directors, if during the period from the issuance of the certificates stating the above rights until the exercise of the latter, there have been changes in the share capital or the shares of the Absorbed S.A. affecting the economic value of the above granted rights.

(7)

The General Meeting of the Absorbing S.A. which will be called, among others, to approve the merger of the latter by absorption of the Absorbed S.A., shall decide (also) on the new corporate name and distinctive tile of the Absorbing S.A., by the amendment of article 1 of the Articles of Incorporation, which will be "ALPHA EUROBANK Société Anonyme" and "ALPHA EUROBANK", respectively. The corporate name may be also expressed in Latin characters for

"ALPHA", while in a foreign language the corporate name shall be "ALPHA EUROBANK S.A.".

II.	Economic Aspects of the Merger

(1)

The Boards of Directors of the merged companies reached their decision after taking into account the current market conditions and the prospects of the financial sector in Greece as well as the broader region where each bank operates.

The proposed merger is expected to benefit Shareholders of both banks, in particular:

•

The new bank that will result from the merger will command leading positions across all major banking segments in Greece and will enjoy an outstanding presence in Southeastern Europe ranking within the top 3 banks in the countries the two banks already operate.

•

The new group is estimated to enjoy fully-phased synergies of €650 million per annum, with €350 million coming from operating cost synergies, €210 million from funding cost synergies and €90 million from revenue synergies. These synergies are expected to create significant added value for the Shareholders of both banks while boosting the profitability of the group.

•

Creation of a special capital strengthening plan that includes over €2.1 billion of Core Tier 1 capital equivalent internal measures, the issuance of a new €500 million mandatory convertible note to be subscribed for by a prominent Qatari investor and a rights issue of €1.25 billion.

• Diversified shareholder base with increased participation from institutional investors including interests representing a prominent Qatari investor.

•

Common values, client-centric business model, and devoted staff which are expected to further benefit Shareholders, clients and staff of the merged companies through the creation of a solid and financially healthy company structure.

(2)

For the determination of the value of each of the merged companies generally accepted valuation methodologies were employed, weighed by their relevant applicability for each company. In detail the valuation methodologies used were: (a) market prices (b) market multiples (both (a) and (b) fall under the general category of market methodologies), (c) dividend discount modelling and (d) adjusted net asset value.

Based on the above methodologies, the resulting exchange ratio between the acquiring company and the acquired company was determined to be 57,57 to (/) 42,43.

(3)

Based on the aforementioned exchange ratio of the Merged SAs which was deemed fair and reasonable, the exchange ratio of the existing ordinary shares of the Merging SAs ("Old Ordinary Shares") with the ordinary shares issued (further to the aforementioned, due to the Merger, share capital increase) by the Absorbing S.A. ("New Ordinary Shares"), of a new nominal value of 1.50 Euros, is as follows:

	(a)	Each one (1) of the Old Ordinary Shares of the Absorbing S.A. will correspond to one (1) New Ordinary Share of the Absorbing S.A.

	(b)	Each seven (7) of the Old Ordinary Shares of the Absorbed S.A. will correspond to five (5) New Ordinary Shares of the Absorbing S.A.

Furthermore, the Greek State, as a preferred Shareholder of both merging companies in accordance with Article 1 of Law 3723/2008:

	(a)	Will maintain all preference shares it holds issued by the Absorbing S.A. of a nominal value of 4.70 Euros

	(b)	Will exchange/replace each one (1) Preference share issued by the Absorbed S.A. with one (1) new preference share to be issued by the Absorbing S.A. of a nominal value equal of 2.75 Euros.

Following the above, the Absorbing S.A.'s new share capital will be comprised of:

(a)

holders of the Old Ordinary Shares issued by the Absorbing S.A. which will participate with 534,269,648 New Ordinary Shares, of a nominal value each of 1.50 each, representing 57.57 % of the New Share Capital that corresponds to Ordinary Shares, and

(b)

holders of the Old Ordinary Shares issued by the Absorbed S.A. will participate with 393,691,734 New Ordinary Shares, of a nominal value of 1.50 each, representing 42.43% of the New Share Capital that corresponds to Ordinary Shares, and

(c)

the Greek State will participate with 200,000,000 Preference Shares of a nominal value of 4.70 each and with 345,500,000 Preference Shares of a nominal value of 2.70 each, representing 100% of the New Share Capital that corresponds to Preference Shares.

(4)

Any fractional rights do not create the right to receive a share fraction. Fractional shares will be added up in order to create a whole number of shares which will be liquidated and the proceeds from the sale will be distributed to the beneficiary Shareholders.

(5)

According to the Law, the General Shareholders' Meetings of the Merging SAs may freely choose the exchange ratio of their shares, without being restricted from the numerical ratio of their share capital. This means that the Shareholders of each company, may, and should, examine all those factors which exhibit or otherwise demonstrate the true value of their assets, in order, in this way, to achieve a reasonable and fair share exchange ratio.

To this end, the Absorbing S.A., acting in the interests of its Shareholders and in compliance with its obligations under Articles 16, paragraph 5 of Law 2515/1997 and 4.1.4.1.3 of the Athens Exchange Regulation, hired the recognised and specialised auditing & accounting company "Ernst & Young (Hellas) Certified Auditors S.A.", so that the latter assess under generally accepted principles and methods, properly applied in the aforementioned Transformation, the asset value of the acquiring S.A., including its participations, and to submit a detailed and reasoned report to the Board of Directors of the Absorbing S.A., in which it will examine the fair value of the latter and, by assessing the equivalent valuation of the Absorbed S.A., under the same (where applied) principles and methods, to certify the fairness of the share exchange ratio of the Merging SAs.

Executing the above mandate, as evidenced by the letter dated September 20, 2011 to the Board of Directors, a copy of which was available, according to article 73 paragraph 1 of Codified Law 2190/1920, to all Shareholders for at least one (1) month before the date of this Extraordinary General Meeting, the well-recognised audit company "Ernst & Young (Hellas) Certified Auditors S.A.", unconditionally certified that the proposed, also within the Draft Merger Agreement, share exchange ratio of the Merging SAs, is reasonable and fair.

(6)	The Shareholders of the Absorbed S.A. will be entitled to participate in the distribution of potential profits of the Absorbing S.A. from the year 2011 onwards.

(7)

Since the day which follows the closing day of the Merger Balance Sheet, namely from January 1, 2011, and until the date of completion of the Merger, the operations of the Absorbed S.A. are considered to be made on behalf of the Absorbing S.A., in the books of which the amounts will be transferred by way of an aggregate entry and by the registration of the Merger's approval (from the competent authority) in the Register of Sociétés Anonymes.

(8)	No difficulties emerged during the valuation of the assets of the Absorbing S.A. III.

III.	Proposal

In view of the above and considering that:

(1)	The valuation of the Merging S.A. conducted in accordance with generally prevailing scientific methods about the merger by absorption, which were properly applied in this transformation,

(2)

The proposed share exchange ratio is fair, justified and reasonable, as indeed confirmed by the report of September 20, 2011, according to Article 16 paragraph 5 of Law 2515/1997 and 4.1.4.1.3 of the Athens Exchange Regulation, composed by the recognised audit company "Ernst & Young (Hellas) Certified auditors S.A.",

(3)	The Merging SAs shareholders' interests, are fully guaranteed by the propositions described above,

(4)	The proposed Transformation is expected to produce benefits to both the Shareholders and the employees of the Merging S.A. and, generally, to the national economy and consumers,

(5)

The necessary decisions from the responsible institutions, in order for the transformation to be completed, as well as the preparation of the Draft Merger Agreement, were effected in accordance with the relevant (as above) provisions of Law 2515/1997 and Codified Law 2190/1920.

We propose and suggest to all Shareholders the approval of the Draft Merger Agreement of "ALPHA BANK A.E." and "EFG EUROBANK ERGASIAS S.A." by absorption of the second from the first, including all other actions, statements or transactions which are required for this purpose.